SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 5, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             X                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                       No             X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE ROYAL BANK OF SCOTLAND GROUP plc

TABLE OF CONTENTS

Item

Announcement of Potential Issuance of Senior Notes	1

A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”).  YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT FILED WITH THE SEC FOR MORE COMPLETE INFORMATION.

5 September 2012

RBSG announces consideration of potential issuance of new senior notes

The Royal Bank of Scotland Group plc (the “Group”) announces that it is considering a potential issuance of U.S. dollar denominated senior notes the (“Notes”) under its Shelf Registration Statement filed with the SEC, subject to market conditions.  The proceeds from the Notes would, if issued, be used for general corporate purposes within the Group.  The potential issuance is unrelated to the cash tender offer announced today for certain senior debt securities by The Royal Bank of Scotland plc, the primary banking subsidiary of the Group.

For further information on the Group and its business lines please refer to its SEC filings available on EDGAR.

For further information please contact:

RBS Group Investor Relations

Greg Case, Debt Investor Relations

+44 207 672 1759

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Liam Coleman
	Name:	Liam Coleman
	Title:	Deputy Group Treasurer